Exhibit (a)(vii)

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EDS Stock Option Exchange Program – Preliminary Questions and Answers

Part I: The Exchange Program

1. Why is EDS offering this program?

Stock options are an important component of our reward strategy for employees. They allow you to share in any appreciation in our stock, facilitate a sense of ownership and align your interests with those of our shareholders. From EDS’ point of view, stock options help us to retain and motivate the excellent talent we already have, and encourage new recruits to the business.

However, due to the sharp decline in our stock price, virtually all of our stock options granted before 31 December 2002 have grant prices higher than the current trading price of our common stock (commonly referred to as “underwater” options). The EDS Stock Option Exchange Program is designed to provide eligible employees the opportunity to replace eligible “underwater” options with options that will generally have a grant price equal to the fair market value of the shares on the new option grant date and that may have greater potential to increase in value over time.

2. What is the exchange program?

The EDS Stock Option Exchange Program will allow you to voluntarily elect to have your eligible vested and unvested stock options cancelled in exchange for a lesser number of new stock options as calculated under the exchange ratios for the program. The new options will be granted at least six months and a day after we cancel the options you elect to exchange. The new options will have a new grant price generally equal to the fair market value of EDS common stock on the date they are granted.

3. Is this an option repricing?

No. A stock option repricing is when the company reduces the grant price on an outstanding stock option grant. Under a stock option exchange program, employees can voluntary cancel outstanding stock options and receive a replacement grant for a reduced number of new options in the future.

4. Is the exchange voluntary?

Yes. This exchange program is voluntary and allows you to choose whether to keep your outstanding stock options at their current grant price, or to cancel those options in exchange for new options to be granted on a date at least six months and one day from the date we cancel the old options.

5.	Who is eligible to participate?

You are eligible to participate in the exchange program only if you are an employee of EDS or one of our subsidiaries and hold eligible options. In order to participate in the exchange program, you must remain continuously employed through the date exchanged options are cancelled, and you must remain an employee through the date of the new option grant to receive the new options. Retirees, members of our Board of Directors, and certain senior officers are ineligible to participate in the exchange program.

6. What options are eligible for the exchange?

Eligible options for purposes of the exchange program consist of:

•	options granted under our Incentive Plan before 1 October 2002 with a grant price of $33.00 per share or higher;

•	options granted under our PerformanceShare 1997 Non-qualified Stock Option Plan;

•	options granted under our Global Share Plan in calendar years 2000 and 2001; and

•	options granted under our Transition Incentive Plan with a grant price of $33.00 per share or higher.

7. Why isn’t the most recent Global Share grant included?

The stock options granted under the 2002 Global Share grant are excluded from the exchange program because their high grant price and remaining exercise term would cause them to be exchangeable for a new option for only a small fraction of a share. In other words, the option-pricing model used to establish the exchange ratios indicated an exchange of the entire grant for options of equivalent value would not result in even one single new option share.

8. I hold Global Share options that were scheduled to expire on 01 August 2003; will those options be eligible for the exchange?

Yes. The expiration date of the Global Share options originally scheduled to expire on 01 August 2003 was extended to 31 December 2003, to permit those stock option holders to participate in the exchange program.

9. What are the exchange rates applicable to the granting of new options?

Subject to the terms of the exchange program and upon our acceptance of your properly tendered eligible options, the number of new options you receive will depend upon under which of our option plans the eligible options were granted. Exchanged options are eligible options that you elect to exchange pursuant to the exchange program that are accepted for exchange by us. Your exchanged options will be exchanged for new options as follows:

•	for exchanged options issued under our Global Share Plan or our PerformanceShare Plan, one new option for every two eligible options; and

•	for exchanged options issued under our Incentive Plan or our Transition Incentive Plan, based on the grant price of such option, as follows:

Grant Price of Eligible Option	Exchange Ratio (Eligible Option : New Option)
Less than $33	N/A
$33 through $45	1.5 : 1
$45.01 through $55	3.0 : 1
More than $55	2.5 : 1

The number of option shares you receive will be rounded up to the nearest whole share.

10. How were the exchange ratios determined and why are they different for different option grant prices?

We used an option-pricing model to estimate the theoretical value of each option. Using this model, we assigned a value to the existing options and to the new options. We then determined the ratio of old-to-new options that would make the exchange approximately equivalent in value. This approach results in the grant of a lesser number of new options than those cancelled. This approach, which has been reviewed and endorsed by Institutional Shareholder Services, aligns the benefits of the exchange program to you, the employee, with the interests of shareholders.

11. If I elect to participate in the exchange program, do I have to give up vested options for new unvested options?

Yes. If you elect to participate in the exchange, your vested eligible options will be cancelled and the new options you receive will be unvested.

12. If I decide to participate, can I choose which options to exchange?

No. To participate in the exchange program, you must elect to exchange all of your eligible options. In other words, you cannot elect to exchange some of your eligible options and retain others.

13. Why can’t EDS just grant new options now?

EDS seeks to balance your needs as an employee with those of our external investors. If we were to cancel the old options and immediately grant new options, this would result in unfavorable accounting treatment for the Company, which could significantly reduce our earnings.

14. Is the exchange program a replacement to a third Global Share grant?

No. The stock option exchange program is not related to any future grant considerations.

15. If I elect to exchange, when will my new options vest and when will they expire?

Generally, the new options granted in exchange for eligible options issued under PerformanceShare or Global Share will fully vest one year from the new grant date and will have an exercise term of four years from the new grant date.

The new options granted in exchange for eligible options issued under Incentive Plan or Transition Incentive Plan will generally vest 50 percent on the first anniversary of their grant date and 25 percent on each of the second and third anniversaries. These options will have an exercise term of six years from the new grant date.

16. What will be the grant price of my new options?

The grant price of the new options will not be determined until the grant date. The grant price will generally be equal to the fair market value of EDS common stock on the grant date. Please note, however, in some countries, the grant price may be different to accommodate local tax or legal requirements.

17. Will I have to pay tax if I participate in the exchange?

The option exchange should not be a taxable event for employees in the United States and most countries. However, there are exceptions. You should refer to the exchange offer documents that will be distributed to you upon commencement of the exchange offer to see what tax considerations apply in your country.

18. What happens to my options if I do not exchange them?

Nothing. If you do not exchange your eligible options, you will keep all of your outstanding stock options under their existing terms. No changes will be made to your outstanding stock options.

Part II: Making your Election

19. How do I elect to participate in the exchange program?

We will be sending you detailed instructions on how to elect to participate in the exchange program. We expect to distribute these instructions to you, together with the other exchange program documents, during the week of 25 August 2003. If you desire to elect to exchange your eligible options, you will have twenty (20) business days after that date to make your election in accordance with the instructions.

Part III: Effects of changes in your employment status

20. What if I terminate employment before, during or after the tender offer exchange period?

The chart below summarizes your ability to participate in the exchange offer and the terms that will govern your options if you terminate your employment.

If your employment terminates…		This will result

Before exchange offer period begins (before 25 August 2003)	è	You will not be eligible to participate in the exchange offer. Your outstanding stock options will be governed under the existing terms.

During exchange offer period, but prior to cancellation of options (25 August 2003 to 23 September 2003)
— No election to exchange made prior to termination	è	You will not be eligible to participate in the exchange offer. Your current options will be governed under the existing terms.
— Election to exchange made prior to termination	è	Your election will be voided and you will not be able to exchange your options. Your current options will be governed under the existing terms.

After exchange offer period and cancellation of eligible options, but before grant of new options (after 23 September 2003)
— No election made during tender offer period	è	You will not be eligible to participate in the exchange offer. Your current options will be governed under the existing terms.
— Election made; old options cancelled	è	You will not receive new options. Furthermore, your cancelled options will not be returned to you.

After grant of new options
— Election made	è	Your new options will be governed under the terms of the new option grant.

21. How does a leave of absence or leave for disability impact the exchange program?

If you are on a company-approved leave of absence (including a leave resulting from a short- or long-term disability) and are considered an active employee at the time of the exchange program and on the new option grant date, and you comply with the other terms of the exchange program, you are eligible to participate in the exchange and will be eligible to receive the new grant.

Part IV: Risks specific to participating in the exchange program

22. What price risks are there to participating in the exchange program?

If a significant increase occurs in the price of EDS stock, the grant price of the new options could be higher than the grant price of the cancelled options. If the market price of EDS common stock increases after the date your outstanding stock options are cancelled, the new stock option you receive might have less economic value than the cancelled options. The per-share grant price of any new options granted to you in return for the stock options you elected to exchange will generally be equal to the fair market value of EDS common stock on the date of grant, which is currently scheduled for no earlier than 24 March 2004.

23. Will I lose any vested options that are cancelled in the exchange program?

Yes. If you accept the exchange offer, you will lose your vested and unvested eligible options. You may have to wait longer to purchase common stock under your new options than you would have under your exchanged options.

24. If EDS undergoes a merger or stock acquisition, what happens to my options?

Although we are not anticipating any such merger or acquisition, if we merge or consolidate with or are acquired by another entity between the expiration date of the exchange offer and the new option grant date, we would anticipate that the surviving entity would honor our plans to grant new options, however, the terms upon which any such options might be granted would depend upon the terms of any such transaction as approved by the EDS Board of Directors; for example, you might receive options to purchase the common stock of a successor to EDS rather than an option to purchase shares of EDS common stock.

Regardless of any such merger, consolidation or acquisition, the new option grant date will be no earlier than the first business day that is at least six months and one day after the date your eligible options are cancelled. Consequently, you may not be able to exercise your new options until after the effective date of the merger, consolidation or acquisition. You should be aware that these types of transactions could significantly affect our stock price, including potentially substantially increasing the price of our shares. Depending on the timing and structure of a transaction of this type, you might lose the benefit of any price appreciation in our common stock resulting from a merger or acquisition. This could result in option holders who do not participate in the exchange program receiving a greater financial benefit than option holders who do participate. Finally, if another company acquires us, the company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the grant of the new options under the option exchange program. Termination of your employment for this or any other reason before the new options are granted means that you will receive neither new options or any other compensation for your cancelled eligible options.

25. Are there any circumstances which could change the exchange program?

In certain circumstances we may be subject to legal, regulatory or business requirements or impediments that could delay or prevent our making the exchange offer to you, or our completing the exchange. We might be subject to certain legal, regulatory or business requirements or impediments required to obtain regulatory approvals or exemptions that could delay or prevent us from making the exchange offer, completing the exchange, and issuing new options. Although we intend to use commercially reasonable efforts to address such requirements and impediments, and do not currently anticipate any difficulties in managing the requirements and impediments, it is possible that it will be impracticable or impossible for us to grant some or all of the new options, or that we will have to delay the issuance of those new options. The exchange program and your new option grant may be subject to different terms and/or certain conditions as a result of these requirements and impediments. If it is impracticable or impossible for us to grant your new option, you will have no rights to your cancelled eligible old options and you will not receive any new options.

26. What happens if my employment status changes?

As stated in question 20, if your employment terminates for any reason prior to the grant of the new option, you will not receive the new grant. If your employment terminates for any reason (voluntary or involuntary termination, normal retirement, reduction in force / redundancy, or death) prior to the grant of the new options, you would not receive the new stock option grant nor any consideration for your cancelled options.

Part V: Next steps

27. What are the key dates?

The key dates are expected to be:

Date	Activity
25 August 2003	Exchange offer commences
23 September 2003	Exchange offer closes
23 September 2003	Exchanged eligible options cancelled
No earlier than 24 March 2004	If elected, new/replacement stock options granted

28. What does EDS recommend that I do?

Neither EDS nor our board of directors makes any recommendation as to whether you should elect to exchange your eligible options. You must make your own decision about participating in the exchange offer. Please evaluate carefully all of the information in all of the exchange program documents once they are distributed to you and consult with your personal advisors.

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Electronic Data Systems Corporation. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time of the commencement of the tender offer, we will file these tender offer materials with the Securities and Exchange Commission (SEC) on Schedule TO and will send copies free of charge to all employees of Electronic Data Systems Corporation who are eligible to participate in the offer. In addition, all of these materials will be available free of charge on the SEC’s Web site at http://www.sec.gov. All eligible employees are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender eligible options, as well as on the process for tendering eligible options.